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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M3 Capital Partners LLC
MACQUARIE CAPITAL PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One North Wacker Drive, 9th Floor
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald E. Suter (312) 499-8500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald E. Suter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M3 Capital Partners LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
KIMBERLI K. LIPPIATT
NOTARY PUBLIC STATE OF ILLINOIS
COMMISSION EXPIRES 04/17/10

Signature

Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M3 Capital Partners LLC and Subsidiaries
(formerly known as Macquarie Capital Partners LLC and Subsidiaries)
Index
December 31, 2006

Page(s)



PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Board of Directors and Members of
M3 Capital Partners LLC

In our opinion, the accompanying consolidated statement of financial condition and the related consolidated statements of operations, of members' equity and of cash flows present fairly, in all material respects, the financial position of M3 Capital Partners LLC and its subsidiaries (collectively, the "Company") at December 31, 2006, and the results of their operations and their cash flows for the period April 1, 2006 through December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 22, 2007

M3 Capital Partners LLC and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2006

Assets	
Cash and cash equivalents	$ 36,274,363
Accounts receivable	23,231,249
Investments, at fair value (cost of $1,003,937)	1,047,272
Fixed assets, net of accumulated depreciation	1,743,736
Prepaid assets	197,926
Other assets	1,138,611
Total assets	$ 63,633,157
Liabilities and Members' Equity	
Liabilities	
Accrued compensation and other accrued expenses	$ 27,269,325
Accrued redemption of Class A units	6,748,432
Deferred compensation payable	7,243,371
Long-term liabilities	341,475
Other liabilities	107,084
Total liabilities	41,709,687
Members' equity	
Members' capital	20,923,596
Accumulated other comprehensive income	999,874
Total members' equity	21,923,470
Total liabilities and members' equity	$ 63,633,157

The accompanying notes are an integral part of these consolidated financial statements.

M3 Capital Partners LLC and Subsidiaries
Consolidated Statement of Operations
Period from April 1, 2006 through December 31, 2006

Revenues	
Placement agent fees	$ 46,874,452
Other income	2,850,565
Total revenues	49,725,017
Expenses	
Payroll and related costs	32,279,781
Professional fees	913,898
Occupancy costs	1,068,203
Travel and entertainment	550,850
Marketing and presentation costs	361,651
Office expenses	382,537
Insurance expense	203,066
Recruitment	224,872
Depreciation	172,699
Industry databases and publications	117,126
Regulatory fees and expenses	57,373
Other expenses	1,509,481
Total operating expenses	37,841,537
Net income before income taxes	11,883,480
Income taxes	3,614,622
Net income	8,268,858
Other comprehensive income	
Foreign currency translation adjustments	458,104
Comprehensive income	$ 8,726,962

The accompanying notes are an integral part of these consolidated financial statements.

M3 Capital Partners LLC and Subsidiaries
Consolidated Statement of Members' Equity
Period from April 1, 2006 through December 31, 2006

	Members' Capital	Accumulated Other Comprehensive Income	Total Members' Equity
Balance at April 1, 2006	$ 23,128,851	$ 541,770	$ 23,670,621
Net income	8,268,858		8,268,858
Redemptions	(6,748,432)		(6,748,432)
Distributions	(3,725,681)		(3,725,681)
Foreign currency translation adjustments		458,104	458,104
Balance at December 31, 2006	$ 20,923,596	$ 999,874	$ 21,923,470

The accompanying notes are an integral part of these consolidated financial statements.

M3 Capital Partners LLC and Subsidiaries
Consolidated Statement of Cash Flows
Period from April 1, 2006 through December 31, 2006

Cash flows from operating activities	
Net income	$ 8,268,858
Adjustments to reconcile net income to net cash flows provided by operating activities	
Depreciation expense	172,699
Unrealized appreciation on investments	(43,335)
Amortization of deferred compensation costs	3,898,555
Increase in accounts receivable	(18,289,005)
Increase in prepaid and other assets	(938,138)
Increase in accrued compensation and other accrued expenses	17,445,131
Decrease in deferred compensation liability	(3,052,435)
Decrease in long-term liabilities	(86,003)
Increase in other liabilities	26,497
Net cash flows provided by operating activities	7,402,824
Cash flows from investing activities	
Purchase of fixed assets	(1,279,080)
Investment in real estate private equity fund, net of distributions	(118,115)
Purchase of other investments	(150,000)
Net cash flows used in investing activities	(1,547,195)
Cash flows from financing activities	
Distributions to members	(3,725,681)
Net cash flows used in financing activities	(3,725,681)
Effect of foreign currency translations	458,104
Net increase in cash and cash equivalents	2,588,052
Cash and cash equivalents	
Beginning of period	33,686,311
End of period	$ 36,274,363
Non-cash financing activities	
Accrued redemption of Class A units	$ 6,748,432

The accompanying notes are an integral part of these consolidated financial statements.

1. General Information

M3 Capital Partners LLC ("M3"), formerly known as Macquarie Capital Partners LLC, and its wholly owned subsidiary, M3 Capital Partners Limited ("M3 Ltd."), formerly known as Macquarie Capital Partners Limited, were formed for the purpose of providing global real estate investment banking services, including acting as a placement agent for private and public offerings and providing financial advisory services. M3 is a registered broker-dealer in the United States and has offices in Chicago and New York. M3 Ltd. is a licensed securities dealer in the United Kingdom and maintains an office in London. M3 does not take a position in any securities (other than investment securities) and does not hold customers' securities at any time.

M3 has two additional subsidiaries, Evergreen Investment Advisors LLC ("EIA") and EREP Investment Partners LLC ("EIP"), which were established to manage and hold a minority stake in a real estate private equity fund.

The Class A interest in M3 is owned by Macquarie Real Estate Inc., a subsidiary of Macquarie Bank Limited. The Class C interest is owned by management members of M3. During the period ended December 31, 2006, Class A and Class C members held 50.001% and 49.999% ownership interests in M3, respectively. During 2006, the members entered into a restructuring agreement to redeem a portion of the Class A units on December 31, 2006. As a result, the Class A members held an equity interest of 25% and the Class C members held an equity interest of 75% effective December 31, 2006. Under the terms of this agreement, the Class C members shall have the right to redeem additional units of the Class A member if certain financial events occur. Likewise, the Class A member will have the right to repurchase units if certain financial events occur. In the event of liquidation, members' equity will be distributed in accordance with the terms of the Fourth Amended and Restated LLC Agreement which are based primarily on ownership percentages.

The Company changed its fiscal year-end from March 31 to December 31 to conform with the year-end of its Class C members. Therefore, the financial statements include the period April 1, 2006 through December 31, 2006.

2. Summary of Significant Accounting Policies

Principles of Financial Presentation

The accompanying consolidated financial statements include the results of M3, M3 Ltd., EIA and EIP (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all cash on hand, demand deposits with financial institutions and short-term, highly liquid investments with original maturities of three months or less to be cash equivalents.

Fixed Assets

Fixed assets are recorded at cost or at the fair value on inception date under a capital lease. Depreciation is computed on the straight-line method over the estimated useful life of the assets (generally three to ten years).

Investments
The Company's investments include an interest in a real estate private equity fund and other investments with original maturities of greater than three months. Investments are carried at estimated fair value. Changes in fair value are recorded as other income or expense.

Fees
Placement agent fees are recognized by the Company pursuant to the applicable placement agreement, generally upon the closing of the individual security issue for placement fees or upon completion of specified tasks.

Reimbursable Expenses
Expenses which are reimbursed by customers of $580,037 are recorded as other income and other expense in the consolidated statement of operations.

Other Comprehensive Income
Other comprehensive income for the Company consists of foreign currency translation adjustments which have been recorded as a component of equity. M3 Ltd., whose functional currency is not the U.S. dollar, translates its financial statements into U.S. dollars. Assets and liabilities are translated at the exchange rate at the end of the period. Income and expenses are translated at the daily spot rate. Gains and losses resulting from translation are included in accumulated other comprehensive income as a separate component of members' equity.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

Macquarie Bank
The following summarizes the services provided by Macquarie Bank and its subsidiaries to the Company for the period ended December 31, 2006:

Accounting, administrative and information technology services	$	122,237
Subleased office space		807,597
	$	929,834

Accounting, administrative and information technology services are included in professional fees. Expenses relating to subleased office space are included in occupancy expense. At December 31, 2006, the Company had a balance due to Macquarie Bank of $157,572, which is included in accrued compensation and other accrued expenses.

During the period ended December 31, 2006, the Company earned office service fees of $53,805 from Macquarie Bank, its subsidiaries and affiliates, which are included in other income. Placement agent fees of $4,977,088 were earned as a result of transactions involving Macquarie Bank, its

subsidiaries and affiliates. At December 31, 2006, the Company had a receivable from Macquarie Bank and its subsidiaries of $1,588,700 included in accounts receivable.

Evergreen Investment Advisors LLC
EIA manages a real estate private equity fund of which EIP is a minority investor. For the period ended December 31, 2006, EIA earned $175,048 in management fees, which is included in other income in the consolidated statement of operations.

4. Deferred Compensation Plans

The Company offers a deferred compensation plan for management members and select employees. Under the plan, participants are granted deferred compensation awards which vest and are paid out over a three year period, with both vesting and pay-out subject to discretionary approval by the Executive Committee of the Board of Directors of the Company. At the time awards are granted, the Company voluntarily invests an amount equal to the awards in a money market fund. Payroll and related costs are recorded over the associated vesting period. Approximately $3.9 million was recorded in payroll and related costs for the period ended December 31, 2006. The remainder of approximately $4.2 million will be recorded in the future as vesting occurs.

5. Fixed Assets

Fixed assets consisted of the following at December 31, 2006:

Computer equipment and software	$ 739,177
Office furniture and equipment	761,778
Leasehold improvements	876,394
Accumulated depreciation	(633,613)
	$ 1,743,736

6. Commitments

In May 2004, M3 entered into a Premises and Facilities Agreement with Macquarie Holdings (USA) Inc., a subsidiary of Macquarie Bank. Under this agreement, M3 is sub-leasing office space through December 2008. The related rent payments due are as follows:

Years ended December 31,	
2007	$ 275,180
2008	281,217

In May 2004, M3 entered into a Furniture Agreement with Macquarie Holdings (USA) Inc. Under this capital lease, M3 obtained office furniture. The lease expires on October 29, 2013, at which time M3 will have full ownership of the furniture. In September 2005, M3 Ltd. entered into a Services and Facilities Agreement with Macquarie Bank Limited, whereby M3 Ltd. obtained office furniture. This capital lease expires in August 2010, at which time M3 Ltd. will have full ownership of the furniture. Monthly payments under these leases are based on LIBOR plus 1%. The net present value of the minimum lease payments are accrued on the consolidated statement of financial condition, and are payable as follows:

Years ended December 31,		
2007	$	61,991
2008		61,991
2009		61,991
2010		49,612
2011		24,852
Thereafter		45,562

In March 2005, the Company made a capital commitment of $2 million to a related-party real estate private equity fund. As of December 31, 2006, $306,232 of this commitment had been contributed to the fund and is included in investments on the consolidated statement of financial condition.

7. Income Taxes

As a limited liability corporation, M3 is not subject to U.S. federal income taxes. Taxable earnings of M3 flow through to the members. M3 Ltd. is subject to UK corporate taxes calculated using the income tax rates in effect under existing legislation. M3 Ltd.'s income tax expense for the period ended December 31, 2006 was $3,614,622. Deferred tax assets and liabilities related to M3 Ltd. are not material to the Company.

8. Reserve Requirements and Net Capital Requirements

M3 is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. M3 utilizes the aggregate indebtedness method permitted by Rule 15c3-1. At December 31, 2006, M3 had net capital of $4,107,561 which exceeded required net capital by $2,668,615.

M3 claims exemption under Section k(2)(i) from the Securities and Exchange Commission Reserve Requirements (Rule 15c3-3).

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

	Total Company	Effect of Consolidation of Subsidiaries	M3
Total assets	$ 63,633,157	$ (12,737,154)	$ 50,896,003
Total liabilities	41,709,687	(12,737,154)	28,972,533
Total equity	21,923,470	-	21,923,470

The Company's investment in subsidiaries of $16,656,524 is not included as capital in the computation of M3's net capital under Rule 15c3-1.

M3 Ltd. is subject to maintenance of adequate Financial Resource Requirements as promulgated by the Financial Services Authority in the UK. M3 Ltd. was in compliance with its regulatory requirements at December 31, 2006.

9. Subsequent Events

During January 2007, the Company granted deferred compensation awards of $6,342,896 under the deferred compensation plan discussed in Note 4.



SUPPLEMENTAL SCHEDULES

M3 Capital Partners LLC
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2006 — Schedule I

Net capital	
Total members' equity	$ 21,923,470
Discretionary liabilities	6,643,371
Investment in subsidiaries	(16,656,524)
Other non-allowable assets	(7,544,381)
Other charges	(2,662)
Net capital before haircut	4,363,274
Haircut on securities	(255,713)
Net capital	$ 4,107,561
Aggregate indebtedness (AI)	$ 21,584,190
Computation of basic net capital requirement	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 1,438,946
Excess net capital	$ 2,668,615
Excess net capital at 1,000% (net capital minus 10% of AI)	$ 1,949,142

There are no differences between the above computation and the computation included on a non-consolidated basis in the unaudited quarterly FOCUS report filed on Form X-17(a)-5, Part IIA.

M3 Capital Partners LLC

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2006 **Schedule II**

M3 claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 as provided by paragraph k(2)(i). Accordingly, M3 is not required to submit a computation for determination of reserve requirements or information relating to possession or control requirements.

There are no material differences between the above information and the information included in the unaudited quarterly FOCUS report filed on Form X-17(a)-5, Part IIA.

M3 Capital Partners LLC

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5



PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Members of
M3 Capital Partners LLC:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of M3 Capital Partners LLC (the "Company") as of December 31, 2006 and for the period from April 1, 2006 through December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are

safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, members, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 22, 2007

END